                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23272
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001





                                    CONTENTS


                                                                    Page

Statements of Transfer Fees Charged                                    1

Summary of Costs Incurred                                              2

                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                       STATEMENTS OF TRANSFER FEES CHARGED
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001
                                                   July 2001                  August 2001                  September 2001
                                           -------------------------   --------------------------   ---------------------------
                                           Tons       Fee     Amount   Tons        Fee     Amount   Tons        Fee      Amount
                                           ----       ---     ------   ----        ---     ------   ----        ---      ------
                                                   (per ton)   (000)            (per ton)   (000)            (per ton)    (000)
TRANSFER FEES CHARGED*                       None                        None                         None
---------------------

  * Transfer fees reported are limited to coal transfer services billings to affiliates or investment equalization charges to Ohio Power Company as applicable. There were no transfer services performed for affiliates during the quarter ended September 30, 2001. Costs incurred when the terminal is not utilized are charged as a cost of operating the Amos Plant.

                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001
                                                                  Three
                                                                  Months
                                 July      August    September    Ended
                                 2001       2001        2001      9/30/01
                                 ----      ------    ---------    -------
                                             (in thousands)
Salaries and Benefits. . . . . . $  8       $ 11        $  7       $ 26
Depreciation . . . . . . . . . .   77         78          77        232
Taxes Other Than Income Taxes* .   15         15          16         46
Materials & Supplies . . . . . .    1          1          -           2
Electricity. . . . . . . . . . .    4          5           4         13
Other. . . . . . . . . . . . . .    4          7           4         15
                                 ----       ----        ----       ----

          Total. . . . . . . . . $109       $117        $108       $334
                                 ====       ====        ====       ====

 * Excludes FICA, Federal Unemployment and State Unemployment taxes.
   These costs are reflected in salaries and benefits.